EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Second Quarter 2023 Financial Results

Singapore, August 29, 2023 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: “In the second quarter, we continued to execute our strategy of optimizing revenue structure and fine-tuning expense management, as a result, we have achieved remarkable growth in profitability compared to the prior quarter and to the same quarter of last year. Our GAAP net income attributable to UP Fintech for the second quarter was US$13.2 million, representing a quarter-over-quarter increase of 65.6%. Our non-GAAP net income attributable to UP Fintech for the second quarter was US$15.3 million, representing a quarter-over-quarter increase of 48.4% and a year-over-year increase of 342%.

In the second quarter we added 29,077 funded accounts, and the total number of funded accounts at the end of the second quarter reached 840,900. This quarter, we experienced strong net asset inflows of over US$1.6 billion. However, this was partially offset by a mark-to-market loss of US$492 million due to underperformance in Chinese American Depositary Receipts (“ADRs”) and Hong Kong market. Despite this, our total account balance increased sequentially by 7.1% to reach US$17.3 billion. In addition, the average customer acquisition cost (“CAC”) in the second quarter was US$162, further decreased from US$171 in the previous quarter. This indicates that our ongoing international expansion has been well received by local investors in various regions and ROI remains at an industry-leading level, gives us the flexibility to dynamically adjust customer acquisition strategies in the future.

We continued to invest in research and development to enhance operational efficiency and user experience. We have been gradually progressing self-clearing of Hong Kong equities during the first half of this year. This has helped us to maintain the clearing cost as a percentage of commission income at less than 10% in the second quarter. Additionally, we have launched a recurring investment feature for Hong Kong equities in the second quarter, which is specifically designed for long-term investors and those with a fixed investment budget. This makes us one of the few brokers to offer a recurring investment function for both U.S. and Hong Kong stocks. We also added the Hong Kong Futures feature in June to better serve our local clients.

In our wealth management business, Tiger Vault, we launched the Hong Kong dollar money market fund in the second quarter after introducing the U.S. dollar money market fund in the first quarter. This provides users with an alternative to better manage their idle cash in the rate hike cycle. In addition, we recently launched TigerGPT in July, which is available for free to registered users in all markets we have entered except Mainland China.

Our corporate businesses continued to perform well in the second quarter of 2023. During this period, we underwrote a total of 7 U.S. and Hong Kong IPOs, and served as the exclusive lead bank for Ispire Technology Inc. U.S. IPO. In our ESOP business, we added 30 new clients in the second quarter, bringing the total number of ESOP clients served to 478 as of June 30, 2023.”

Financial Highlights for Second Quarter 2023

•
Total revenues increased 23.5% year-over-year to US$66.1 million.
•
Total net revenues increased 11.4% year-over-year to US$55.6 million.
•
Net income attributable to ordinary shareholders of UP Fintech was US$13.2 million compared to a net loss of US$0.9 million in the same quarter of last year.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$15.3 million, compared to a non-GAAP net income of US$3.5 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for Second Quarter 2023

•
Total account balance increased 16.2% year-over-year to US$17.3 billion.
•
Total margin financing and securities lending balance increased 27.0% year-over-year to US$2.1 billion.
•
Total number of customers with deposit increased 15.0% year-over-year to 840,900.

Selected Operating Data for Second Quarter 2023

	As of and for the three months ended
	June 30,	March 31,	June 30,
	2022	2023	2023
In 000’s
Number of customer accounts	1,935.0	2,060.5	2,119.1
Number of customers with deposits	731.4	811.9	840.9
Number of options and futures contracts traded	8,039.1	7,885.6	7,758.0
In USD millions
Trading volume	85,475.8	67,044.1	65,135.9
Trading volume of stocks	30,737.7	22,990.5	19,313.7
Total account balance	14,860.2	16,128.5	17,269.4

Second Quarter 2023 Financial Results

REVENUES

Total revenues were US$66.1 million, an increase of 23.5% from US$53.5 million in the same quarter of last year.

Commissions were US$22.0 million, a decrease of 22.0% from US$28.2 million in the same quarter of last year, due to a decrease in trading volume.

Financing service fees were US$2.8 million, an increase of 88.5% from US$1.5 million in the same quarter of last year, primarily due to increased interest rates.

Interest income was US$36.4 million, an increase of 152.2% from US$14.5 million in the same quarter of last year, primarily due to the increase in margin financing and securities lending activities.

Other revenues were US$4.8 million, a decrease of 48.9% from US$9.3 million in the same quarter of last year, primarily due to the slowdown in IPO subscription and promotion and advertising services.

Interest expense was US$10.4 million, an increase of 195.3% from US$3.5 million in the same quarter of last year, primarily due to increased interest rates.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$45.5 million, a decrease of 12.2% from US$51.9 million in the same quarter of last year.

Execution and clearing expenses were US$2.0 million, a decrease of 47.2% from US$3.9 million in the same quarter of last year due to lower trading volume.

Employee compensation and benefits expenses were US$23.9 million, a decrease of 6.7% from US$25.6 million in the same quarter of last year, as we restructure our organizational framework in response to the business adjustments.

Occupancy, depreciation and amortization expenses were US$2.5 million, a slight increase of 2.4% from US$2.5 million in the same quarter of last year.

Communication and market data expenses were US$7.8 million, an increase of 8.1% from US$7.2 million in the same quarter of last year due to increased use of market data platforms.

Marketing and branding expenses were US$4.7 million, a decrease of 43.6% from US$8.4 million in the same quarter of last year, as we slowed down our marketing campaign due to weaker market backdrop.

General and administrative expenses were US$4.5 million, a slight increase of 4.8% from US$4.3 million in the same quarter of last year.

NET INCOME/LOSS attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$13.2 million, as compared to a net loss of US$0.9 million in the same quarter of last year. Net income per ADS – diluted was US$0.084, as compared to a net loss per ADS – diluted of US$0.006 in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation was US$15.3 million, as compared to a US$3.5 million non-GAAP net income attributable to ordinary shareholders of UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.097 as compared to a non-GAAP net income per ADS – diluted of US$0.022 in the same quarter of last year.

For the second quarter of 2023, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 161,147,584. As of June 30, 2023, the Company had a total of 2,335,446,517 Class A and B ordinary shares outstanding, or the equivalent of 155,696,434 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

As of June 30, 2023, the Company’s cash and cash equivalents and term deposits were US$325.0 million, compared to US$278.6 million as of December 31, 2022.

As of June 30, 2023, the allowance balance of receivables from customers was US$0.9 million compared to US$0.7 million as of December 31, 2022, which was due to an increase in our user base and stock price fluctuation.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on August 29, 2023, U.S. Eastern Time (8:00 PM on August 29, 2023 Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before they may receive the dial-in numbers. Preregistration may require a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link: https://register.vevent.com/register/BI52d262f17f494dac964b98458d4983e9

It will automatically lead to the registration page of “UP Fintech Holding Limited Second Quarter 2023 Earnings Conference Call”, where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itigerup.com

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech as net loss or income attributable to ordinary shareholders of UP Fintech excluding share-based compensation. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss or income attributable to ordinary shareholders of UP Fintech or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth, expansion of its business lines and customer acquisition, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 26, 2023. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of June 30,
	2022	2023
	US$	US$
Assets:
Cash and cash equivalents	277,660,847	324,102,449
Cash-segregated for regulatory purpose	1,678,067,682	1,563,645,091
Term deposits	945,533	939,327
Receivables from customers (net of allowance of US$696,508 and US$852,839 as of December 31, 2022 and June 30, 2023)	644,691,190	774,040,018
Receivables from brokers, dealers, and clearing organizations	956,945,581	654,829,230
Financial instruments held, at fair value	162,535,184	353,234,456
Prepaid expenses and other current assets	12,963,375	14,542,004
Amounts due from related parties	4,769,475	4,568,966
Total current assets	3,738,578,867	3,689,901,541
Non-current assets:
Right-of-use assets	13,960,092	10,331,111
Property, equipment and intangible assets, net	16,504,065	16,851,859
Goodwill	2,492,668	2,492,668
Long-term investments	7,928,499	7,796,810
Other non-current assets	4,773,925	5,334,852
Deferred tax assets	13,122,272	11,167,867
Total non-current assets	58,781,521	53,975,167
Total assets	3,797,360,388	3,743,876,708
Current liabilities:
Payables to customers	2,996,405,447	2,849,552,661
Payables to brokers, dealers and clearing organizations	138,620,746	217,886,297
Accrued expenses and other current liabilities	37,777,749	32,490,953
Deferred income-current	1,800,298	2,722,387
Lease liabilities-current	5,490,079	4,764,706
Amounts due to related parties	461,704	50,885
Total current liabilities	3,180,556,023	3,107,467,889
Convertible bonds	154,337,483	155,594,685
Deferred income-non-current	388,423	—
Lease liabilities- non-current	8,390,077	5,338,571
Deferred tax liabilities	2,059,748	2,729,647
Total liabilities	3,345,731,754	3,271,130,792
Mezzanine equity
Subscriptions receivable from redeemable non-controlling interests	(43,496)	—
Redeemable non-controlling interest	4,685,238	6,258,585
Total Mezzanine equity	4,641,742	6,258,585
Shareholders’ equity:
Class A ordinary shares	22,213	22,377
Class B ordinary shares	976	976
Additional paid-in capital	495,705,684	500,031,188
Statutory reserve	6,171,627	6,171,627
Accumulated deficit	(50,366,734)	(28,968,612)
Treasury Stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive loss	(2,231,411)	(8,378,764)
Total UP Fintech shareholders’ equity	447,129,536	466,705,973
Non-controlling interests	(142,644)	(218,642)
Total equity	446,986,892	466,487,331
Total liabilities, mezzanine equity and equity	3,797,360,388	3,743,876,708

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Revenues(a):
Commissions	28,216,614	25,438,506	22,011,990	58,686,932	47,450,496
Interest related income
Financing service fees	1,508,697	2,852,583	2,843,586	3,075,155	5,696,169
Interest income	14,452,868	34,587,516	36,448,761	29,909,354	71,036,277
Other revenues	9,297,933	3,447,071	4,750,411	14,433,374	8,197,482
Total revenues	53,476,112	66,325,676	66,054,748	106,104,815	132,380,424
Interest expense(a)	(3,529,347)	(8,407,961)	(10,423,344)	(7,180,037)	(18,831,305)
Total Net Revenues	49,946,765	57,917,715	55,631,404	98,924,778	113,549,119
Operating costs and expenses:
Execution and clearing(a)	(3,856,210)	(2,431,835)	(2,035,327)	(8,364,970)	(4,467,162)
Employee compensation and benefits	(25,635,651)	(24,406,288)	(23,908,787)	(53,111,042)	(48,315,075)
Occupancy, depreciation and amortization	(2,468,543)	(2,432,786)	(2,528,576)	(4,515,711)	(4,961,362)
Communication and market data(a)	(7,181,403)	(6,956,631)	(7,763,372)	(13,550,510)	(14,720,003)
Marketing and branding	(8,366,559)	(5,184,197)	(4,720,995)	(18,323,392)	(9,905,192)
General and administrative	(4,342,120)	(4,500,720)	(4,549,052)	(8,889,504)	(9,049,772)
Total operating costs and expenses	(51,850,486)	(45,912,457)	(45,506,109)	(106,755,129)	(91,418,566)
Other income:
Others, net	1,680,037	331,666	7,755,429	1,254,394	8,087,095
(Loss) income before income tax	(223,684)	12,336,924	17,880,724	(6,575,957)	30,217,648
Income tax expenses	(663,366)	(4,317,220)	(4,577,748)	(189,676)	(8,894,968)
Net (loss) income	(887,050)	8,019,704	13,302,976	(6,765,633)	21,322,680
Less: net loss attributable to non-controlling interests	—	(51,014)	(24,428)	—	(75,442)
Accretion of redeemable non-controlling interests to redemption value	—	(107,285)	(141,578)	—	(248,863)
Net (loss) income attributable to ordinary shareholders of UP Fintech	(887,050)	7,963,433	13,185,826	(6,765,633)	21,149,259
Other comprehensive (loss) income, net of tax:
Unrealized loss on available-for-sale investments	—	—	—	(265,687)	—
Changes in cumulative foreign currency translation adjustment	(6,546,751)	388,546	(6,524,752)	(5,553,311)	(6,136,206)
Total Comprehensive (loss) income	(7,433,801)	8,408,250	6,778,224	(12,584,631)	15,186,474
Less: comprehensive loss attributable to non-controlling interests	—	(51,422)	(12,873)	—	(64,296)
Accretion of redeemable non-controlling interests to redemption value	—	(107,285)	(141,578)	—	(248,863)
Total Comprehensive (loss) income attributable to ordinary shareholders of Up Fintech	(7,433,801)	8,352,387	6,649,519	(12,584,631)	15,001,907
Net (loss) income per ordinary share:
Basic	(0.000)	0.003	0.006	(0.003)	0.009
Diluted	(0.000)	0.003	0.006	(0.003)	0.009
Net (loss) income per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	(0.006)	0.052	0.085	(0.044)	0.137
Diluted	(0.006)	0.051	0.084	(0.044)	0.135
Weighted average number of ordinary shares used in calculating net loss per ordinary share:
Basic	2,293,793,839	2,312,971,270	2,321,875,787	2,286,567,867	2,317,687,839
Diluted	2,293,793,839	2,404,737,701	2,417,213,764	2,286,567,867	2,413,294,307

(a) Includes the following revenues, costs and expenses resulting from transactions with related parties as follow:

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Revenues:
Commissions	5,221	1,197	1,782	3,991,258	2,979
Interest related income
Financing service fees	—	—	—	1,329,490	—
Interest income	33,864	40,612	34,652	4,725,875	75,264
Other revenues	—	—	—	1,805,126	—
Interest expense	—	—	—	(2,056,556)	—
Execution and clearing	—	—	—	(1,751,505)	—
Communication and market data	(29,267)	(34,650)	(36,330)	(54,267)	(70,980)

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended June 30, 2022				For the three months ended March 31, 2023				For the three months ended June 30, 2023
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		4,355,016	(1)			2,363,930	(1)			2,142,240	(1)
Net (loss) income attributable to ordinary shareholders of UP Fintech	(887,050)	4,355,016		3,467,966	7,963,433	2,363,930		10,327,363	13,185,826	2,142,240		15,328,066

Net (loss) income per ADS - diluted	(0.006)			0.022	0.051			0.066	0.084			0.097
Weighted average number of ADSs used in calculating diluted net income (loss) per ADS	152,919,589			154,509,515	160,315,847			160,315,847	161,147,584			161,147,584
(1)
Share-based compensation.